BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

October 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:                Jessica Livingston

Re:	BGC Partners, Inc. — Registration Statement on Form S-4
(File No. 333-234176) (the “Registration Statement”)

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. hereby requests acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on October 24, 2019, or as soon as practicable thereafter.

Please contact Jeffrey A. Letalien or David Bionghi of Morgan, Lewis & Bockius LLP at (212) 309-6767 or (212) 309-6138, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Letalien or Mr. Bionghi when this request for acceleration has been granted.

BGC PARTNERS, INC.

By: /s/ Stephen M. Merkel

      Name: Stephen M. Merkel

      Title:   Executive Vice President and General

                  Counsel

cc:	Jeffrey A. Letalien (Morgan, Lewis & Bockius LLP)
David Bionghi (Morgan, Lewis & Bockius LLP)